

May 19, 2011

Via E-mail
Mr. Arthur S. Locke III
Sr. Vice President and Chief Financial Officer
Websense, Inc.
10240 Sorrento Valley Road
San Diego, CA 92121

    Re: Websense, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 10, 2011
             File No. 000-30093

Dear Mr. Locke:

        We have reviewed your letter dated April 15, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 5, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2010 compared with the year ended December 31, 2009

Provision for Income Taxes, page 44

1.   We note in your response to prior comment 3 your explanation of how you determine the non-GAAP effective tax rate. Footnote (7) to your Reconciliation of GAAP to Non-GAAP Financial Measures in your earnings release on your Form 8-K filed February 1, 2011 does not include an explanation of how this rate is determined or how and why it

differs from your GAAP effective tax rate. Your explanation on page 7 of the release describing the change in how the non-GAAP effective tax rate is determined may suggest that the difference between your GAAP and non-GAAP effective tax rate is only related to the tax benefit related to equity-based compensation and other tax deductible amortization. In future earnings releases or other disclosures of such non-GAAP measures, please ensure that you include an explanation of how your non-GAAP effective tax rate is determined.

2.   We note your response to prior comment 2. In light of the significance of your foreign operations and your intent to indefinitely reinvest earnings from foreign subsidiaries, in future filings please disclose the amount of cash and investments, if material, that are currently held by your foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries. If you do not believe such amounts are material, please tell us the amount of cash and investments held by your foreign subsidiaries.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mathew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief